FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 5, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

PETROBRAS ENERGIA S.A. PARTICIPATES IN A CONSORTIUM

 TO EXPLOIT TIBU FIELD IN COLOMBIA

Buenos Aires, December 5, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A., through Petrobras Energía Colombia, in association with Petrobras Colombia Limited, controlled company of Petróleo Brasileiro S.A. – PETROBRAS, formed the Tibú Consortium for the exploitation of the Tibú Field at the Catatumbo basin, Colombia. The Tibú Consortium subscribed with Ecopetrol, Colombia’s state-owned oil company, an Agreement for the Additional Development of the Tibú Field.

Petrobras Energía S.A. has a 30% interest in the Tibú Consortium. During the initial phase of the Project (for a term of two years and a half as from January 2007), the Tibú Consortium will make investments in the amount of U$S40 million in studies and works to determine the actual potential of the field currently producing 1,800 barrels of oil per day (Bpd). During the second phase, the Tibú Consortium will be in charge of 55% of the investments, Ecopetrol being responsible for the remaining 45%, and will be entitled to 40% of the field’s production after royalties. The Tibú Consortium will execute investment projects to generate additional production while Ecopetrol will continue to operate the field.

The project is aimed at promoting Petrobras Energía S.A.’s strategy for international growth and diversification of the portfolio of assets. In addition, Petrobras Energía S.A. will contribute its know-how to the Project in the development and exploitation of mature fields.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 12/05/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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